U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

                           UNDER SECTION 12(B) or (G)
                                     of the
                       SECURITIES AND EXCHANGE ACT OF 1934
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                                JAWS TECHNOLOGIES, INC.
                 (Exact name of registrant as specified in its charter)


NEVADA . . . . . . . . . . . . .                           7371              98-0167013
(State or other jurisdiction of.  (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization) .  Classification Code Number)    Identification Number)


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
                                                                   ROBERT KUBBERNUS, CEO
                                                                   JAWS TECHNOLOGIES, INC.
1013 17TH AVENUE SW T2T 0A7 . . . . . . . . . . . . . . . . . . .  1013 17TH AVENUE SW T2T 0A7
CALGARY, ALBERTA CANADA . . . . . . . . . . . . . . . . . . . . .  CALGARY, ALBERTA CANADA

(Address, including zip code, and telephone number. . . . . . . .  (Name, address, including zip code, and telephone including area code, of registrant's principal executive offices)  number including area code, of agent for service)



1013 17TH AVENUE SW T2T 0A7
CALGARY, ALBERTA CANADA
                                                                   (403) 508-5055  (403) 508-5055
(Address, including zip code, and telephone number
including area code, of registrant's principal executive offices)
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                                   Copies to:
                          ROBERT L. SONFIELD, JR., ESQ.
                               SONFIELD & SONFIELD
                              770 S. POST OAK LANE
                              HOUSTON, TEXAS 77056
                                 (713) 877-8333
                            FACSIMILE: (713) 877-1547




           Securities to be registered under Section 12(g) of the Act:

                                      Class
                                      -----
               13,061,949 shares of common stock, $.001 par value




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                                 TABLE  OF  CONTENTS


ITEM 1. . . . . . . . . . . .  DESCRIPTION OF BUSINESS                                          1
ITEM 2. . . . . . . . . . . .  MANAGEMENT'S DISCUSSION AND ANALYSIS                             5
ITEM 3. . . . . . . . . . . .  DESCRIPTION OF PROPERTY                                         11
ITEM 4. . . . . . . . . . . .  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT  11
ITEM 5. . . . . . . . . . . .  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS    13
ITEM 6. . . . . . . . . . . .  EXECUTIVE COMPENSATION                                          15
ITEM 7. . . . . . . . . . . .  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  16
ITEM 8. . . . . . . . . . . .  LEGAL PROCEEDINGS                                               17
ITEM 9. . . . . . . . . . . .  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS        17
ITEM 10.. . . . . . . . . . .  RECENT SALES OF UNREGISTERED SECURITIES                         17
ITEM 11.. . . . . . . . . . .  DESCRIPTION OF SECURITIES                                       19
ITEM 12.. . . . . . . . . . .  INDEMNIFICATION OF DIRECTORS AND OFFICERS                       20
ITEM 13.. . . . . . . . . . .  EXHIBITS                                                        21
                               INDEX TO FINANCIAL STATEMENTS                                  F-1

                     ITEM 1.     DESCRIPTION OF BUSINESS

     JAWS was incorporated as a Nevada corporation on January 27, 1997 under the name E-Biz Solutions Inc. On March 27, 1998, E-Biz Solutions Inc. changed its name to JAWS Technologies, Inc. JAWS owns 100% of the issued and outstanding capital stock of JAWS Technologies, Inc. a corporation formed under the laws of the Province of Alberta, Canada. JAWS has offices in Alberta, Canada where it develops encryption proprietary software using encryption algorithms that secure binary data in various forms, including streamlining or block based data.

     The programming of JAWS' software has been in development for approximately 15 years. The result of these efforts is an easy to use means of implementing a public key infrastructure, a "strong encryption" tool, to protect sensitive information. The term "strong encryption" is used to describe codes that are nearly impossible to break. Currently JAWS' software technology is capable of encrypting to a bit level of 4,096. JAWS' software operates under Windows 95, Windows 98, Windows NT, and Windows CE. Other platforms are currently under development.

     A sales and marketing team for the L5 Data Encryption software has been working since May 1998 to organize collateral sales materials including boxes, CD cases and stationary, brochures. The creation of the JAWS brand identity, as well as establishing relationships with public relations companies to provide market awareness and industry interest in JAWS product, has been the focus of the sales and marketing team. Presently the focus of the sales and marketing team is the development of value added reseller agreements and original software manufacturers channels.

Although there has been much interest in L5, there has not been significant sales of the product. JAWS believes there are a number of factors affecting the sales of L5: first, many systems managers are postponing significant security purchases due to the Y2K issue. This barrier will be removed by January 1, 2000. Second, many potential purchasers are aware of security as an issue and are educating themselves as to what products and services are available and identifying their needs. Third, the selling cycle for security software through reseller and value added reseller programs takes considerable time to conclude.

In December of 1998, JAWS entered into two agreements with ISP's that provide product for the ISP's to both implement for their own use and products as well as to market the L5 and JAWS e-mail encryption product to their users. Both agreements provide for royalties to be paid to JAWS based on the numbers of their users who download JAWS' products.

E-mail encryption product works with all major email applications including Netscape Communicator, Microsoft Outlook, Microsoft Outlook Express and Eudora, Pegasus. It allows users to encrypt an e-mail message from the point of sending and to keep it secure until the recipient downloads their email and is prompted to decrypt the message. In order to read the encrypted message, the recipient can download the decrypt only version from the JAWS website. Also, the complete JAWS' e-mail product can be downloaded from JAWS website so there is minimal need for production of software disks, manuals and packaging. JAWS is currently working on Lotus Notes and Microsoft Exchange versions of e-mail encryption product and anticipates release by the end of the 3rd quarter, 1999.

JAWS manufactures and produces all software products in JAWS corporate office in Calgary, Canada. On-line help and manuals may also be downloaded from JAWS' website.

JAWS has also completed a beta release of L5 e-mail encryption software for Microsoft Outlook usersThe product enables users to protect e-mail and attachments with a minimum amount of effort required by sender/receiver. JAWS has also completed the development of L5 Data Encryption PDA Software for Palm III(TM) connected organizers. This software provides encryption capabilities securing sensitive information stored in memos on Palm III(TM) organizers. This is the only Palm Platinum certified security related software available to Palm users.

     JAWS has commenced the provision of information systems security consulting through its Information Systems Security Group. Information Systems Security Group provides network security assessment/audits to corporate clients with LAN/WAN/intranet/internet systems in order to assess risk of compromise and access to sensitive information. Information Systems Security Group has completed several contracts and has several proposals for additional contracts outstanding. This service can create recurring revenue through yearly audits and reassessments. Further, as systems change, evolve and become obsolete, Information Systems Security Group performs further reassessments as required.

     Numerous markets exist for the JAWS' software. The management of JAWS believes that value added resellers are a significant potential market for JAWS' products. The external software developers can use the JAWS' software as a utility embedded in their products to augment or enhance their particular product offerings. Accounting software programs, database developments, e-mail programs and communication software are all potential channels for JAWS' software. Additional potential customers include the Smart Card industry, hand-held computing devices, telecommunications and access control devices. JAWS products are implemented as a software utility to provide security enhancements to existing product offerings by other manufacturers. Direct sales channels include product offerings to ISPs, data warehouses, corporate networks and personal computer users.

     JAWS has distributed 503,463 versions of the L5 software algorithym. The majority of these placements have been at nominal or no cost.

SERVICES

     JAWS' efforts to remain competitive in the marketplace include providing customers with professional services including security audit practices, security business plan development including security policy development, implementation practices and re-audit or validation processes. JAWS has developed its services around the premise of full information security solutions. This means professional services followed by strong product offerings to maintain the best possible solution for the given client. JAWS believes that the marketplace is not geographically restricted, size restricted, or sector specific. JAWS' professional services can be offered to government agencies, military agencies, small corporations, large corporations, financial institutions, industrial clientele and foreign entities.

     JAWS' security audit technology is sold to customers and used by customers so that they may understand the full magnitude and risks inherent with their current systems information technology. This is achieved through a number of practices including intrusion testing, penetration testing, site mapping and systems testing with specialized software. Once JAWS fully understands the risk revealed in the audit, its customer-specific business plan for information technology securities can be developed. At the option of the client, JAWS can then integrate the appropriate software and products to meet customer needs. The cost analysis associated with implementation and products is a critical planning path. This ensures that the customer meets its objectives, and provides policy guideline development to ensure that JAWS, and the customer, understand the necessary uses of security. The business plan generally includes a cost analysis to ensure the customer understands the true cost of security in relationship to its risk, a critical path schedule to ensure the customer meets its objectives and policy guidelines development to ensure employees of JAWS fully understand the security elements. Finally, JAWS provides training for the customers' staff to ensure that its employees adopt the corporate culture established by the business plan.

     JAWS also offers re-auditing practices to assist the customer in maintaining its security policies. The re-audit is much like a report card for the customer to ensure that it is maintaining the policies and procedures underlying the JAWS software.

     The systems security group of JAWS believes that in order to provide satisfactory solutions for its customers, product offerings must include those of competitors, and in most cases, suppliers of security software, hardware and firmware. This is achieved through standard licensing contracts with other security product vendors including Network Associates, and providers of intrusion detection products, and other security products.

INFORMATION  SECURITY  MARKETPLACE

     JAWS believes that the marketplace for encryption software is virtually unrestricted by size and geography. With the ongoing drive of the computer industry toward open computing, enormous security risks have been revealed. Corporations, government, institutions and foreign entities are all faced with security questions, and as these organizations grow, their network security will constantly be faced with new challenges. The information industry in the last ten years has changed from information gathering and information ware-housing, to information sharing. The information sharing is growing exponentially, with security being the first component of any solid information system, whether it is internal or external. More and more, corporations are finding that their information is their asset and the proprietary information whether it is market intelligence, corporate planning, corporate development, or client information, must at all costs remain secure within the organization while at the same time, be available to strategic partners, employees and management. The only way to ensure maximum use of all information gathered and deployed is through security.

     According to San Jose, CA, based Data Quest, information technology services now make up 37.5% of all information technology spending. Computer sales represent 28.8%, software 14.3% and telecommunication equipment 9.3%. Approximately $262 billion were spent on information technology services in 1996 and it is anticipated that users will spend approximately $413 billion in the year 2000. A portion of this enormous information technology budget for the year 2000 will include a significant amount towards system security.

COMPETITION

     Products

     A number of companies have developed various security products ranging from encryption software to firewalls to intrusion detection software or hardware solutions. No one particular product in the marketplace controls market share. Two distinctive competitors, RSA and Pretty Good Privacy, Network Associates, have led in the sale of encryption software. JAWS believes that this lead is a result of being first to the marketplace and commercializing a product specific to individual users rather than government agencies. With only two strong competitors in the marketplace, JAWS believes that there is room for additional products, specifically those products that provide stronger, faster, and easier to use solutions for the consumer.

     An added enhancement of the opportunity for new players in the marketplace is the typical customer's unwillingness to turn over all security to a specific product or corpora-tion. JAWS engages in market study and competitive study research to ensure that JAWS remains aware of other competing product development. Although other products have entered the marketplace, due to the size of the market, plus the constantly changing atmosphere, JAWS believes it can penetrate the market with its products. JAWS also believes that healthy competition has aided in the development of the marketplace through customer awareness that information security is critical.

     Services

     Information auditing services, security business planning, implementation, and security management are relatively new industries, very few large size competitors exist and only small firms are providing the services at this time. The growth is anticipated to be exponential over the next number of years. JAWS is positioning itself to be one of the dominant market players in these areas of professional services. It will achieve this through both internal growth, and external growth through acquisitions. JAWS is aggressively pursuing a number of the small operators in this field in order to maintain its high sales expectations.

BUSINESS  STRATEGY

     The blend of both product and services offered by JAWS is its strategy for ensuring that it is well positioned in the customer's mind as being the number one source for information security solutions. JAWS has developed specific business processes and marketing strategies that will ensure that it meets and exceeds the market expectations. Reaching the marketplace is achieved through conventional marketing tactics but also through educational processes, such as seminar delivery through accounting and legal firms to their client base, value added reselling programs and a strong channel marketing strategy. JAWS believes it can grow its practices, deliver services and products in a cost-effective manner, but yet be able to handle superior volumes through exceptional business processes developed by JAWS.

     Customer  support

     JAWS provides a high degree of initial and continuing customer service, and support at a level JAWS believes generally exceeds industry standards. JAWS believes that its focus on customer service will be a key factor in its high level of customer retention and growth in revenues. Support is available to the customer through a help desk process and eventually regional technicians.

     Technological  change

     Although JAWS is not aware of any pending or perspective technological change that would adversely affect its business, new development in technology could have material effect on the development or sale on some or all of JAWS' services or could render its services not competitive or obsolete. There can be no assurance that JAWS will be able to develop or acquire new or improved services or systems, which may be required in order to remain competitive. JAWS believes however, that technological change does not present a material risk to JAWS' business but enhances its business opportunities. Each technological change reveals new security issues which must be addressed by professional services and results in new products.

     Intellectual  property  matters

     JAWS is in the process of applying for a U.S. patent. JAWS maintains strict confidentiality practices with its employees including contractual obligations by the employees. JAWS has not registered any of its trademarks, trade names or service marks. JAWS owns the copyright in all the software created by its employees and the copyrights which it has contractually acquired. JAWS also believes that because of the rapid pace of technological change in the computer industry, copyright and other forms of intellectual property protection are of less significance within its services division. JAWS' business is not dependent on a single license or group of licenses. JAWS is experienced in handling confidential and sensitive client information that is intrinsic or critical to a client's corporate culture.

ENVIRONMENTAL  LAWS

     JAWS endeavors to follow all recycling programs and maintains its awareness of the changing environmental laws.

EMPLOYEES

     As of August 6, 1999, JAWS employs approximately 40 full time staff. None of JAWS' employees are represented by any type of labor organization and JAWS is not aware of any activity by employees seeking organization. JAWS considers its relationships with it employees to be satisfactory. JAWS has, in its early stages, developed strong human resources practices with belief that the growth of JAWS is completely reliant on its human resources and pays great detail and attention to human resource factors.

INSURANCE

     JAWS maintains insurance coverage that management believes is reasonable, including key man life insurance policies, business interruption insurance, asset protection and public liability insurance. JAWS also maintains extensive data backup procedures to protect both client and JAWS data.

             ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

     JAWS develops software using encryption algorithms to secure binary data in various forms. JAWS has been primarily engaged in recruiting personnel, establishing corporate headquarters, and developing software and licensing software from external developers for integration into JAWS proprietary software.

     JAWS' internal product development costs, incurred prior to establishing technological feasibility, are expensed in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." In accordance with Statement of Financial Accounting Standards No. 86, JAWS capitalizes product development costs, subsequent to establishing technological feasibility, and amortizes previously capitalized product development costs by using:

               the  revenue  curve  method;  or

          the straight-line method over the estimated economic life of the product, which typically ranges from six months to two years.

     JAWS has experienced significant losses since its inception from overhead and other costs incurred in the development and growth of JAWS. JAWS continues to incur substantial up-front expenditures and operating costs in connection with the expansion of its growth and marketing efforts. These costs may result in significant losses for the foreseeable future. There can be no assurance that JAWS will be able to successfully implement its growth and business strategies, that revenues will continue to increase in the future, or that JAWS will be able to achieve or sustain profitable operations.

COMPARATIVE  AMOUNTS

     JAWS was incorporated on January 27, 1997, but did not commence operations until October, 1997. Accordingly, the following discussion and analysis compares the financial position of JAWS as at December 31, 1998, after 12 months of operations, with that as at December 31, 1997 after 11 months of existence but only 3 months of operations. Further discussion will include a comparison of the six month second quarter results ending June 30, 1999 with the six month second quarter results ending June 30, 1998.

PLAN  OF  OPERATION

     Management of JAWS has planned its 12 month budget around the amended Debenture Agreement with Thomson Kernaghan. The JAWS' budget has been designed to work within this capital allotment and should fulfill the growing needs of JAWS. It is also within the budget plan for JAWS to reduce its dependency on the financing by Thomson Kernaghan. Management plans to control growth in this period and remain within the total financing formula. JAWS believes it will not need any further financing during this period. However, management of JAWS continues to search for alternative forms of financing to be prepared in the event Thomson Kernaghan fails to meet their financing obligations.

     Through its marketing and direct sales efforts and by developing strategic alliances and a strong value added reseller program, typical of the software industry, JAWS plans to supplement cash flow requirements. The capital proposed in this registration statement will be used to meet JAWS' business objectives.

     JAWS continues to expend resources in researching and developing complimentary technology for JAWS' current L5 products. JAWS anticipates that it will have enough financing to continue funding research and development for the next 12 months.

     JAWS is experiencing rapid growth and consequently, the number of employees has grown to approximately 40 and is expected to reach 80 in the next year. JAWS' equipment costs have increased in relation to the increase in the number of employees. To accommodate this growth, JAWS has moved to a larger facility and has incurred significant expenses related to relocating JAWS' corporate office. The expansion of JAWS' staff and facilities was planned and accounted for in JAWS' 12 month business plan.

     JAWS has settled with Bristol and the Bristol financing is no longer a component of the JAWS plan of operations. The JAWS plan of operation presently encompasses the Thomson Kernaghan financing and JAWS may, in accordance with the Amended Debenture Agreement, sell convertible debentures equal to $5,000,000 USD to Thomson Kernaghan; however, because JAWS is not obligated to continue to draw on the Thomson Kernaghan financing, if more favorable terms become available to JAWS, JAWS can re-negotiate the conversion terms.

RESULTS  OF  OPERATIONS

     The following discussion is for the year ended December 31, 1998, compared to fiscal period ended December 31, 1997, and is also a comparison of the second quarter results ending June 30, 1999, with the first quarter results ending June 30, 1998.

     JAWS did not earn any revenues during 1997 since it was in the initial stages of development. Revenues earned during the year ended December 31, 1998 were $29,068. Revenue for the six months ending June 30, 1999 were $10,180.

     Expenses in all categories have increased significantly as a result of establishing operations and moving JAWS products toward and into the commercialization stage. These include expenses related to the preparation of various marketing and sales documents and materials, wages and benefits, requirements for office space, supplies, and other office related expenses. For example, JAWS spent $218,574 on advertising and promotion in 1998 as compared with $35,000 in 1997. For the six months ending June 30, 1999, JAWS spent $184,767 on advertising and promotion as compared with $170,684 for the six months ending June 30, 1998. Expenditures on rent and wages and employee benefits also reflect growth of operations; in 1998 JAWS had spent $29,637 on rent, in 1997 no rent was paid. At June 30, 1999, JAWS spent $82,099 on rent as compared with $8,787 at June 30, 1999. In 1998, JAWS spent $283,728 on wages and employee benefits as compared with $0 in 1997. At June 30, 1999, JAWS had spent $378,115 on wages and employee benefits as compared with $23,124 in June 30, 1999. All of these increases relate to the growth of the business, operations and administration of JAWS.

JAWS anticipates that all JAWS' operating, and general and administrative expenses will continue to rise as JAWS' operations grows and the markets for its products and sales opportunities expand.

     In 1998, the loss from operations includes a one-time write-off of JAWS' acquired software development costs. JAWS' policy of expensing software development costs, as incurred, until technological feasibility has been established, is consistent with generally accepted accounting principles; however, the write-off in the year ending 1998, of $909,003, was a non cash item and therefore did not result in any cash flow impact for JAWS.

     JAWS believes that expenses will continue to increase and revenues for the next year will not be sufficient to support growing expenses. JAWS will continue to require equity investment for the next period to support these expenses, with the gap between revenue and expenses lessening slightly as sales revenues are accounted for.

FINANCIAL  CONDITION,  LIQUIDITY  AND  CAPITAL  RESOURCES

     Net cash used in operations for the year ended December 31, 1998, was $1,126,975 as compared with $110,798 for the fiscal period ended December 31, 1997 and $1,442,297 for the six month period ending June 30, 1999 as compared with $420,204 for the six month period ending June 30, 1998. These increases are a result of the increased expenses incurred as noted above. Management plans to raise additional capital in 2000 and is working toward arranging the appropriate equity investments to maintain reasonable levels of working capital.

     Cash on hand of $2,054,125, at June 30, 1999, is an increase from $33,732 at December 31, 1998, and an increase from $111 at December 31, 1997, this increase is as a result of a series of stock issuances and funds advanced under the Debenture Agreement. A net amount of $3,903,804 was raised from financing during the six month period January 1, 1999 to June 30, 1999 and these funds will be deployed primarily to fund working capital. In 1998, a net amount of $1,274,800 was raised as a result of issuing equity, compared to only $35,650 during 1997. In addition, JAWS acquired approximately $441,114 of fixed assets as part of building the necessary infrastructure and systems it needs to support the additional staff hired during the period. During 1998, JAWS acquired approximately $115,584 of fixed assets. These increases are consistent with JAWS's increase in business, operations and administration. Management estimates that for each new position created in JAWS, approximately $7,200 will be expended in infrastructure costs (i.e. furniture, software licensing, technology and general office and stationery requirements).

     Prepaid expenses, consisting of premises deposits and legal fee retainers, were $111,623 at June 30, 1999. Prepaid expenses, consisting of premises deposits and legal fee retainers increased from $7,500 at December 31, 1997, and decreased from $140,456 at December 31, 1998.

     Accounts payable have increased from $32,976 at December 31, 1997 to $379,720 in December 31, 1998 and to $486,021 in June 30, 1999. These increases are a result of the efforts of management to increase sales revenue and grow JAWS' operations and are consistent with the other expense increases in 1998. Accrued liabilities have also grown from $0 at December 31, 1997, to $48,880 at December 31, 1998, and $191,357 for the six months ending June 30, 1999. JAWS has anticipated and budgeted for these increases to provide for the organizations shift from research and development to commercialization. Management also believes this trend will continue until cash flow from sales are realized allowing JAWS to reduce the trade accounts in a more timely fashion.

     JAWS has not established any lines of credit outside of trade accounts and will not be in a position to negotiate any lines of credit until sales contracts have been validated and matured. JAWS has not used any debt instruments to date due to its early stage of operations.

FLUCTUATIONS  IN  OPERATING  RESULTS

     JAWS' quarterly operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future depending on a variety of factors, several of which are not in JAWS' control. The factors include: the demand for JAWS' products and the products of its competitors, development and promotional expenses related to the introduction of products or enhancements, the degree of market acceptance for JAWS' products and enhancements, the timing of orders from significant customers, delays in shipment, the level of price competition, changes in computing platforms, the nature and magnitude of product returns, order cancellations, software defects and other quality problems, the length of product life cycles, the percentage of JAWS' sales related to international sales and changes in personnel. JAWS believes that period to period comparisons of operating results should not be relied upon as indicative of future results.

FINANCING

     JAWS entered into the Debenture Agreement on September 25, 1998 with Thomson Kernaghan & Co. Limited. This agreement allowed Thomson Kernaghan & Co. Limited to purchase from JAWS up to two million dollars ($2,000,000) of a 10% convertible debenture and 1,428,572 warrants to purchase 1,428,572 common shares at $0.28 per common share. The warrants expire 3 years after the date of issue an dare callable. On April 27, 1999, JAWS amended the debenture agreement in order to increase the purchasable amount of the underlying debentures to five million dollars (US$5,000,000) and in order to set a fixed price for the share conversion provisions of the debentures.

     The Thomson Kernaghan warrants expire after 5:00 p.m Alberta Time, on October 31, 2002 and may be exercised in whole or in part, from time to time, prior to October 31, 2002 in accordance with the terms of the Thomson Kernaghan warrants and the amended debenture agreement. The Thomson Kernaghan warrants are assignable, and non-callable.

     As of the date of this prospectus, $1,520,000 of the $5,000,000 available under the debenture agreement has been advanced. Of this amount, $210,000 plus interest in the amount of $3,798, has been noticed for conversion at $0.1118 per common share and will result in the issuance of 1,912,317 common shares. Of the remaining balance, $210,000 may be converted at a fixed price of $0.28 per common share, $250,000 may be converted at a fixed price of $0.28 per common share, $250,000 may converted at a fixed price of $0.40 per common share and $600,000 may be converted at a fixed price of $0.65 per common share.

     The balance of the financing, $3,480,000 may, at the option of JAWS, be taken down within a reasonable period from the date of effectiveness of the registration statement with a fixed minimum conversion price of $0.40 per common share. In each instance, JAWS need not call the financing if it does not deem market conditions favorable, or alternatively, the parties may, upon the mutual consent of JAWS and Thomson Kernaghan & Co. Limited, renegotiate for a higher conversion price. JAWS will draw down the amounts necessary to support the established plan of operation.

     In connection with the amended debenture agreement, Thomson Kernaghan & Co. Limited received warrants to purchase 923,077 common shares at $0.65 per share, which may result in the issuance of 923,077 common shares. There will be a finance fee of 10% of the amount funded through the purchase of debentures, up to $2,000,000, and 8% of the proceeds funded in excess of $2,000,000. The finance fee may be paid in cash or funded on a combination of cash and unregistered common stock. At the option of JAWS, 37.5% of the finance fee may be paid by the issuance of the unregistered common stock.

     The Thomson Kernaghan & Co. Limited warrants were negotiated to be 20% of the first $2,000,000,which resulted in the issuance of 1,428,572 warrants exercisable at $0.28 per common share and 20% of the additional $3,000,000 for the issuance of 923,077 warrants exercisable at $0.65 per common share.

     In connection with the Debenture Agreement, JAWS has undertaken to register, on Form SB-2, one hundred percent (100%) of the common shares underlying the debentures and the warrants.

     Thomson Kernaghan is acquiring the debentures under the amended debenture agreement in a transaction that is exempt from registration requirements under Regulation S. Thomson Kernaghan & Co. Limited is a purchaser who is not defined as US persons, as defined by Rule 902(o) of Regulation S.

YEAR  2000  COMPUTER  ISSUES

     JAWS, as well as its customers and suppliers and the financial institu-tions and governmental entities with which it deals, utilize information systems that will be affected by the date change to the year 2000. Many of these systems, if not modified or replaced, will be unable to properly recognize and process date-sensitive information before, on and after January 1, 2000.

STATE  OF  READINESS

     In July, 1998, JAWS organized a year 2000 project team to assess the impact of the year 2000 issue on its operations, develop plans to address the issue and implement compliance. The project team developed a company-wide, year 2000 remediation plan which consists of a ten-step process to examine JAWS' own system and those which JAWS estimated may adversely affect JAWS' systems:

               in-house  computer  equipment;

               outside  supported  network  equipment;

               bandwidth  providers;

               in-house  software;

               outside  supported  network  software;

               contractors;

               in-house  auxiliary  equipment;

               physical  plant;

               suppliers;  and

               liability.

     For each of the above-listed systems, JAWS' approach toward becoming year 2000 compliant has been as follows:

     (1)     In-house  computer  equipment:

Since inception, JAWS has insisted that all new equipment purchased be certified to be year 2000 compliant. JAWS has not dealt with legacy equipment for internal use and will only purchase computer equipment produced by year 2000 compliant manufacturers.

     (2)     Outside  supported  network  equipment:

     JAWS  has  limited  its  outside  resource  affiliations  to  one  company.
FutureLink Distribution Corporation maintains JAWS' network system. JAWS has requested a full report from this company relative to their compliance.

(3)     Bandwidth  providers:

     JAWS has limited its bandwidth provider to FutureLink Distribution Corporation.

     (4)     In-house  software:

     JAWS' own products have been carefully scrutinized for compliance. JAWS believes that all in-house software products developed by JAWS meet are year 2000 compliant.

     (5)     Outside  support  network  software:

     JAWS relies on FutureLink Distribution Corporation for all outside software needs with the strict mandate to only supply year 2000 compliant support software. A full report has been requested from FutureLink.

     (6)     Contractors:

     No contractors have been engaged to perform programming work. Due to the nature of JAWS' product line, strict controls are followed to ensure no outside contractors have access to JAWS' systems, designs and programming.

     (7)     In-house  auxiliary  equipment:

     All auxiliary equipment used and owned by JAWS is less than 12 months old, including phone systems, printers and photocopiers. JAWS has requested year
2000  compliance  certificates  from  each  manufacturer.

     (8)     Physical  plant:

     JAWS currently leases office space in the downtown core of Calgary, Alberta. A notice requesting year 2000 compliance has been delivered to the landlord.

(9)     Suppliers:

     All critical stock items will be in stock prior to the beginning for the year 2000 thus eliminating inventory pressure for the first quarter of 2000.

(10)     Liability:

JAWS has received definitive answers from all insurance carriers with the common consensus that no liability is covered under JAWS' current policies. JAWS believes that it has reduced its risk to levels that they do not warrant additional or special insurance at this time.

ESTIMATED  COST  OF  REMEDIATION

     JAWS currently estimates total year 2000 expenditures at approximately $25,000 of which approximately $5,000 has been expended as of September 30, 1998, to make the required year 2000 modifications and replacements to its own systems. All modification and maintenance costs, including costs to replace embedded technology that does not significantly extend the life or improve the performance of the related asset are expensed as incurred. Costs to purchase new hardware and software and to replace embedded technology that does significantly extend the life or improve the performance of the related asset are capitalized and depreciated over the assets' useful lives. All of these costs are being funded through internal cash flow. The estimated total remediation cost does not include any expenditures that may be incurred in connection with the implementation of the contingency plans, discussed below.

MOST  REASONABLY  LIKELY  WORST-CASE  SCENARIO

     JAWS currently believes that it will be able to modify or replace its own affected systems in a timely fashion and minimize detrimental effects on its operations; however, JAWS' ability is subject to timely assistance by the vendors of the process-control systems. JAWS has received written assurances from some, but not all, third parties with respect to their own systems year 2000 issues and is not in a position to reliably predict whether third parties will experience remediation problems. If JAWS or major third parties fail to successfully address the year 2000 issue, there could be a material adverse impact on the business and results of operations of JAWS.

     JAWS has not determined the most reasonable worst-case scenario that could result from any failure by JAWS or third parties to resolve the year 2000 issue. JAWS will consider this matter in connection with its development of contingency plans, discussed below. However, the scenario could include a temporary curtailment or cessation of operations at JAWS' facilities, and a resulting loss of production, safety and environmental exposure and a temporary inability on the part of JAWS to process orders and deliver finished software products to customers on a timely basis are also concerns relating to a worst case scenario.

CONTINGENCY  PLANS

     JAWS' year 2000 efforts have been devoted primarily to the readiness program described above. JAWS has not yet developed contingency plans to address and mitigate the potential risks associated with the most reasonable worst-case scenario. JAWS' year 2000 program is an ongoing process of evaluation and planning. Estimates of remediation costs, completion dates as well as projections of the possible effects of any non-compliance, are subject to change.

     JAWS has not conducted a systematic evaluation of the year 2000 compliance of its vendors and customers. As a result, it is possible that JAWS' future performance may be adversely impacted by payment and financial difficulties experienced by customers, and/or by shipping fulfillment and accounting difficulties experienced by vendors. JAWS believes that it has sufficient resources, including cash reserves and inventory supplies, to maintain operations during delays in payments or supplies of inventories. JAWS is aware that extended difficulties by larger vendors may have a significant impact; however, it is unable at this time to anticipate the extent of any impact were it to occur.

RECENT  ACCOUNTING  PRONOUNCEMENTS

     In February, 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers Disclosures about Pensions and other Post
Retirement  Benefits."  JAWS  does  not  have  any  plans  for  its  employees.

     In June 1998, the FASB issued Statement #133, "Accounting for Derivative Instruments and Hedging Activities." JAWS does not acquire derivatives or engage in hedging activities.

                     ITEM 3.     DESCRIPTION OF PROPERTY

     JAWS maintains its offices, and computer center, in a Calgary, Alberta, Canada facility of approximately 10,000 square feet. In the past, JAWS has purchased most of its equipment, and is now considering leasing all future equipment. JAWS believes that its current and proposed facilities are in good condition.

   ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table describes the information regarding the individuals who beneficially owned JAWS common stock on August 30, 1999. In general, a person is considered a "beneficial owner" of a security if that person has, or shares, the power to vote or direct the voting of security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

     The  individuals  included  in  the  following  table  are:

          (1) people who JAWS knows beneficially own or exercise voting or control over 5% or more of JAWS common stock,

          (2)     each  of  JAWS  directors,  and

          (3)     all  JAWS  executive  officers  and  directors  as  a  group.

     At  August  30,  1999,  JAWS  had  13,061,949  shares  of  common  stock  outstanding.


          PERCENT  OF  CLASS(9)
          ---------------------

                                                      BEFORE                        AFTER
                                                   ------------------------------------------
                                                      CONVERSION                CONVERSION
                                                   ------------------------------------------
NAME AND OFFICE OF BENEFICIAL OWNER(1)             AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
-------------------------------------------------  ------------------------------------------
Robert J. Kubbernus(4). . . . . . . . . . . . . .                                    953,667     7.3%   4.65%
Cameron B. Chell(5) . . . . . . . . . . . . . . .                                    283,333    2.17%   1.38%
Vera Gmitter(6) . . . . . . . . . . . . . . . . .                                     18,500    0.14%   0.09%
Julia Johnson(2). . . . . . . . . . . . . . . . .                                    200,000    1.53%   0.97%
Tej Minhas(7) . . . . . . . . . . . . . . . . . .                                     29,333    0.22%   0.14%
                                                                                        0.97%
Arthur Wong(3). . . . . . . . . . . . . . . . . .                                    200,000    1.53%   4.17%
Riaz Mamdani(8) . . . . . . . . . . . . . . . . .                                    856,000    6.55%
Thomson Kernaghan & Co. Limited . . . . . . . . .                                  7,454,899       0%  36.34%
ALL DIRECTORS AND OFFICERS AS A GROUP (7 PERSONS)                                  2,540,833   18.44    8.04%


__________________
(1) Unless otherwise stated, the business address of each of the stockholders named in the table is c/o JAWS at 1013-17th Avenue SW T2T 0A7, Calgary, Alberta, Canada. Except as otherwise indicated and subject to applicable community property and similar laws, JAWS assumes that each named person has the sole voting and investment power with respect to that person's shares.
(2)     Represents  shares  of  common  stock  issuable upon the exercise of the options  at  $0.48  per  share  until  August  1,  2000.
(3)     Represents  shares  of  common  stock  issuable upon the exercise of the options  at  $.048  per  share  until  August  1,  2000.
(4) Includes 200,000 options to purchase common shares at $0.50 per share under the share purchase agreement between JAWS U.S. and JAWS Canada dated February 10, 1998. Includes 116,667 shares issuable upon the exercise of options exercisable at $0.48 until June 30, 2008
(5) Includes 200,000 options to purchase common shares at $0.50 per share under the share purchase agreement between JAWS U.S. and JAWS Canada dated February 10, 1998
(6) Includes 16,500 options to purchase common shares at $0.48 per share until June 30, 2008.
(7) Represents shares of common stock issuable upon the exercise of options exercisable at $0.37 per share until June 30, 2008.
(8) Includes 100,000 options to purchase common shares at $0.15 per share until June 30, 2008.
(9) Represents percentages before and after exercise and conversion of outstanding warrants and debentures held by Thomson Kernaghan & Co. Limited.
(10) Represents 5,103,250 shares of common stock issuable upon conversion of $1,520,000 principal amount of debentures and 2,351,649 shares of common stock issuable upon exercise of outstanding warrants. Shares owned by Thomson Kernaghan & Co. Limited are attributed to Mr. Mark Valentine.

1998  STOCK  OPTION  PLAN

     In July 1998, JAWS adopted the 1998 stock option plan which reserves 2,612,389 shares of common stock for issuance and provides for the grant of incentive and restricted stock options to purchase up to 20% of the shares of common stock outstanding from time to time.

     The purpose of the stock option plan is to enable JAWS to attract and retain qualified persons as employees, officers and directors and to motivate the persons by providing them with an equity participation in JAWS. The options granted, which are intended to qualify as Incentive Stock Options under Section 422 of the amended U.S. Internal Revenue Code of 1986, is designed to afford qualified optionees the tax benefits available under the U.S. Internal Revenue Code of 1986.

     The stock option plan is administered by the Board who is authorized to appoint a stock option committee to determine the persons entitled to receive options.

     The maximum number of shares which an option may grant to any employee or director, in any one calendar year, is 500,000 shares. The purchase price, for the common shares subject to the stock option plan, is determined by the plan administrator at the time of the grant, but shall not be less than the par value per common share. The purchase price for shares subject to any Incentive Stock Option shall not be less than 100% of the fair market value of the shares of common stock of JAWS on the date the option is granted. In the case of an Incentive Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of JAWS or its subsidiaries, the exercise price shall not be less than 110% of the fair market value per share of the common stock JAWS on the date the option is granted.

     As of August 30, 1999 JAWS had granted options under the stock option plan to purchase a total of 2,392,600 shares of common stock at exercise prices ranging from $.15 to $2.44 per share. Of the options, 920,500 options to were granted to officers and directors that expire in July, 2008 and 400,000 options expire August 1, 2000. The balance of options outstanding have been issued to employees.

    ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table includes the names, positions and ages of the Executive Officers and Directors of JAWS. Directors are elected at JAWS annual meeting of shareholders and serve for one year or until their successors are elected. The board elects the Officers and Officer's terms of office are, unless governed by employment contract, at the discretion of the Board.


NAME                   AGE                    POSITION HELD
---------------------  ---  -------------------------------------------------
  Robert J. Kubbernus   39  Chairman of the Board and Chief Executive Officer
  Riaz Mamdani. . . .   31  Chief Financial Officer
  Tej Minhas. . . . .   39  President, Chief Operating Officer
  Vera Gmitter. . . .   41  Vice President Operations
  Cameron B. Chell. .   30  Director
  Julia L. Johnson. .   34  Director
  Arthur Wong . . . .   30  Director


     ROBERT J. KUBBERNUS. Since joining JAWS in 1997 as CEO and Chairman, Mr. Kubbernus's primary responsibilities have been to oversee JAWS' security product developers, provide executive direction and develop key contacts within government, corporations, investors, clients, insurance underwriters and the investment community. From 1992 to 1997, Mr. Kubbernus held the position of President and CEO at Bankton Financial Corporation. He headed up a team of corporate financial consultants who specialize in the placement of debt instruments with institutional and private lenders. Before 1992, he was the Chief Financial Officer as well as the Chief Development Officer at Bankers Capital Group, where he developed new products and markets as well as overseeing the financial controls of the organization.

     RIAZ MAMDANI. As Chief Financial Officer, Mr. Mamdani is responsible for the development of operational financing including: security funds, the documentation needed to close the funding, establishing and implementing professional relationships on behalf of JAWS, and assisting in matters of corporate compliance as well as company structure. Mr. Mamdani has been active in the growth of JAWS from its inception. He has assisted with numerous financings and all significant legal matters pertinent to JAWS. From May 1996 to August 1998, Mr. Mamdani was a Barrister and Solicitor with the Beaumont Church, a Calgary-based law firm, where his practice focused in the areas of Corporate, Commercial and Securities law. Since 1992, Mr. Mamdani has been actively involved in a number of real estate developments in the Calgary area where he has participated as both an investor and developer. Mr. Mamdani has a Bachelor of Law degree from the University of Calgary. He also holds a Bachelor of Sciences degree in Pharmacy. Mr. Mamdani is also serving as a Director of FAS Group, Inc., the parent company of FAS Wealth Management Services, Inc., a registered broker-dealer and member of the National Associated of Securities Dealers, Inc.

     TEJ MINHAS, President, Chief Operating Officer, is a seasoned information technology executive with extensive entrepreneurial and corporate exposure. He has more than 20 years of experience in the information technology industry and has held a variety of senior positions. As an expert information technology strategist, he has helped foster the growth of the information technology industry from keypunches and card readers to the explosion of the Internet. His technology skills include most major commercial hardware, software, operating system and network platforms. He has a proven track record of adding value to organizations by providing creative solutions, integrating products, services and alliance partners, to difficult problems. Mr. Minhas has worked and has expertise in a number of industries including: financial services, insurance, telecommunications, oil & gas, retail, manufacturing, and agriculture and has previously held overall profit and loss responsibility for multi-branch information technology operations. Mr. Minhas holds a Bachelor of Science, Computer Science Specialty, from the University of Toronto.

     VERA GMITTER serves as Vice President of Operations. Ms. Gmitter is responsible for day to day operations of JAWS including financing, government regulation, policies and procedures. Ms. Gmitter has owned and operated numerous businesses in the service and retail industries. Before joining JAWS, Ms. Gmitter held the position of General Manager at Bankton Financial
Corporation. Through Continuing Education, she has helped women entrepreneurs retraining to enter the workforce. She has also taught Junior Achievement, a North America-wide business program aimed at educating Elementary school aged children. Ms. Gmitter holds a Bachelor of Arts in Political Science and Economics from the Augustana University.

     CAMERON B. CHELL. Mr. Chell serves as Director and has several years of experience in developing financing solutions for high-tech organizations. As a registered broker, he has aided corporations through their initial financing and start-up phases. Mr. Chell is also Chief Executive Officer and Chairman of FutureLink Distribution Corp. In 1997, in partnership with Mr. Chris McNeill, an investor relations specialist, Mr. Chell opened an investment banking firm, Chell McNeill Inc. The firm was established to assist high-tech companies, like JAWS, FutureLink, and others, in acquiring market and investor relations support. On November 6, 1998, Mr. Chell entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement,

               Mr. Chell acknowledged that he had breached the duties of supervision, disclosure, or compliance in connection with various offers and sales of securities,

               Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five-year period; and

               Mr. Chell has been fined CDN$25,000 and a three-year period of enhanced supervision has been imposed.

     JULIA L. JOHNSON serves as Director and is a nationally-recognized authority on utility regulation in the U.S. She currently serves as Chairman of the Florida Public Service Commission, state Chair person of the Federal/State Joint Board on Universal Service, Vice Chairman of the Communications Committee of the National Association of Regulatory Utility Commissioners, and is a board member for the Markle Foundation, a project that encourages the use of new communications technologies for socially beneficial purposes. Before being appointed to the Florida Public Service Commission, Ms. Johnson served as the Director of Legislative Affairs and senior land use attorney for the Department of Community Affairs. She was the chief lobbyist representing the agency before the Florida Legislature on land use issues. In 1997, Ms. Johnson received the Dollars & $ense Magazine's Best and Brightest Business & Professional Men and Women award. In 1996, she received the University of Florida Association of Black Alumni's Outstanding Leadership Award. Ms. Johnson holds a Juris Doctorate, with a concentration in corporate and real estate transactions, from the University of Florida School of Law, as well as a Bachelor of Science in Business Administration from the University of Florida.

     ARTHUR WONG serves as Director and provides strategic direction to JAWS in the area of channel development. In the past seven years Mr. Wong has founded one oil and gas company and three technology companies. Mr. Wong has taken two of those companies public. In his current role of Fellow for Network Associates Inc. of Santa Clara, California, Mr. Wong heads up Active Security issues and spearheads the adoption of new security infrastructures for global enterprises and integrators. He also develops standards for new security infrastructures and works on its integration and adaptation internationally. In 1996, Mr. Wong founded and managed Secure Networks Inc., an organization that developed Internet security tools and offered security consulting before it was acquired by Network Associates Inc. for approximately $25 million. He is the Managing Director and Founder of H2O Entertainment Corp., a Calgary-based organization that develops products for Nintendo and its N64 game platform. Mr. Wong also founded Millennium Systems Canada Inc., a wholesale distributor of high-end computer equipment. Mr. Wong holds a Bachelor of Science in Communication from the University of Calgary.

BOARD  OF  DIRECTORS  AND  COMMITTEES

     The board of directors has nominated a Compensation Committee consisting of two outside directors and one internal director. Any and all compensation plans for the executive members are reviewed on an annual basis. JAWS has a stock option plan that it uses to compensate executives as well as an incentive for executive efforts to add value to JAWS.

     The Compensation Committee currently consists of Julia L. Johnson, Arthur Wong and Cameron B. Chell. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers of JAWS. The Audit Committee consists of Julia L. Johnson, Arthur Wong and Cameron B. Chell.

COMPENSATION  OF  BOARD  OF  DIRECTORS

     Out of pocket expenses of JAWS directors, related to their attendance at meetings of the board of directors, are paid by JAWS. JAWS may reimburse expenses incurred by directors related to board of directors meetings. Each of Ms. Johnson and Mr. Wong are to be compensated in 1998 for their directors' services rendered to JAWS in an amount equal to US$60,000 (CDN$87,000) payable in JAWS's sole discretion, in stock or in cash. In addition, the directors are eligible to receive stock options under the JAWS 1998 Stock Option Plan. No other payments have been made to the directors.

DIRECTORS'  AGREEMENT

     Each of Ms. Julia Johnson and Mr. Arthur Wong have entered into agreements with JAWS to act as a director of JAWS. In consideration of the services, the agreement grants each of the directors a fee of stock or cash equal to $60,000US per annum. In addition, these directors have been granted options to purchase 200,000 shares of JAWS at a price per common share equal to $0.48, exercisable until August 1, 2000.

                         ITEM 6.     EXECUTIVE COMPENSATION

     The  following  table sets forth information concerning compensation of the seven senior officers and  directors  of  JAWS,  for  the  fiscal  year  from  January  1  to  December  31,  1998.


                  SECURITIES
                  ------------
NAME AND . . . .  UNDERLYING
----------------  ------------
PRINCIPAL. . . .  OTHER ANNUAL  OPTIONS       ALL OTHER
----------------  ------------  ------------  ----------
POSITION . . . .  YEAR ENDED    SALARY($)     BONUS($)    COMPENSATION($)  GRANTED(#)  COMPENSATION($)
----------------  ------------  ------------  ----------  ---------------  ----------  ---------------
                  Per Year
CEO - Robert
Kubbernus. . . .          1998   180,000U.S$  Nil         Nil                 350,000  CDN$135,000

Director -
Cameron Chell. .          1998    50,000U.S$  Nil         Nil                 250,000  CDN$47,986

Director - Julia
Johnson. . . . .          1998     60,000US$  Nil         Nil                 200,000  CDN$0

Director -
Arthur Wong. . .          1998    60,000 US$  Nil         Nil                 200,000  CDN$0

  Feb 1, 1999. .    45,000CDN$
V.P.
Operations - . .  Beginning
Vera Gmitter . .  Mar 1, 1999     75,000CDN$  Nil         Nil                  82,500  CDN$0

President,
Chief. . . . . .  Feb 1, 1999     80,000CDN$
Operating
Officer Tej. . .  Beginning
Minhas . . . . .  Mar 1, 1999    160,000CDN$  Nil         Nil                  88,000  CDN$0

    $160,000CDN
    per year,
CFO. . . . . . .  beginning     CDN$0
Riaz Mamdani . .          1999  Mar.1, 1999   Nil         Nil                 350,000


            ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS  WITH  THOMSON  KERNAGHAN  &  CO.  LIMITED

     JAWS has received notice of conversion of the Thomson Kernaghan & Co. Limited debentures. These conversions will result in the issuance of 1,912,317 shares. Pursuant to Exhibit C of the amended debenture agreement, Thomson Kernaghan & Co. Limited holds 11,642,857 common shares of JAWS as security for the funds advanced and to be advanced. JAWS has no other relationship with Thomson Kernaghan & Co. Limited other than the Amended Debenture Agreement. See "Management's Discussion and Analysis-Financing."

CONSULTING  FEES

     Since inception in 1997, JAWS has paid consulting fees in an amount of $120,486 to Robert Kubbernus, and $14,514 was paid to Bankton Financial Corp., a corporation managed by Robert Kubbernus. See "Financial Statements-Footnote 6."

LEASE  OF  PREMISES

     JAWS entered into an agreement to lease premises from Shelbourne Place Holding Corp. Riaz Mamdani, the Chief Financial Officer of JAWS, owns 51% of Shelbourne. The lease began on November 1, 1998 and is for a five year term.


TRANSACTIONS  WITH  FUTURELINK

     Mr. Chell has resigned as a director of FutureLink. Robert Kubbernus is a director of FutureLink. FutureLink is an ASP and supplies services to JAWS. These services are provided to JAWS on normal commercial terms consistent with the terms FutureLink has with other clients. There are no written contracts between FutureLink and JAWS, the services are provided month to month.

                           ITEM 8.     LEGAL PROCEEDINGS

     JAWS is not a party to any litigation or pending litigation outside of routine litigation incidental to the business of JAWS.

       ITEM 9.     MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     As of August 30, 1999, there were approximately 83 shareholders of record of JAWS' common stock. JAWS' common stock is currently listed for trading on the over-the-counter bulletin board under the symbol "JAWZ." The following table sets forth, the high and low bid prices for JAWS' common stock as reported by the OTC Bulletin Board since February 1, 1998.


                PRICE RANGE  TRADING VOLUME
                -----------  --------------
                   HIGH           LOW
                -----------  --------------
February 1998.         1.00            0.59     333,800
March 1998 . .         1.06            0.88     693,200
April 1998 . .         1.22            0.94   2,480,000
May 1998 . . .         0.88            0.75     869,700
June 1998. . .         0.85            0.55   1,740,000
July 1998. . .         0.75            0.45   2,621,500
August 1998. .         0.76            0.40   2,282,900
September 1998         0.45            0.28   1,608,800
October 1998 .         0.33            0.16   4,070,500
November 1998.         0.26            0.15   3,905,100
December 1998.         0.52            0.35   8,489,200
January 1999 .         0.68            0.40   3,836,000
February 1999.         1.12            0.55   5,862,100
March 1999 . .         0.88            0.65   4,224,800
April 1999 . .         0.98            0.62   4,293,700
May 1999 . . .         3.53            0.71  15,160,300
June 1999. . .         3.12            2.12   4,731,000
July 1999. . .         2.78            1.88   2,841,700
August 1999. .         2.25            1.53   1,614,200


              ITEM 10.     RECENT SALES OF UNREGISTERED SECURITIES

The following securities have been sold by JAWS since JAWS' incorporation in 1997.

1.     Offering  memorandum  dated February 14, 1997 with a Sticker Update dated
April 1, 1997 which JAWS sold 4,000,000 shares of common stock at $0.015 per share for an aggregate investment of $60,000. The Offering was made by the exemption in Rule 504 of Regulation D promulgated under the amended Securities Act of 1933. The sale of shares was to 14 investors in the state of Nevada and 27 additional investors, all of which purchases took place outside the United States.

2. Issuances to two consultants to JAWS for an aggregate of 400,000 shares of common stock issued in consideration for consulting services rendered to JAWS. The issuances were made by the exemption in Rule 506 of Regulation D under the Act.

3. Share Exchange Agreement between JAWS and shareholders of JAWS Canada dated February 10, 1998 which JAWS issued 1,500,000 shares of common stock and options to purchase 400,000 shares of common stock at $0.50 per share to the shareholders of JAWS Canada in exchange for all of the issued and outstanding shares of JAWS Canada .

4. Offering memorandum dated February 18, 1998 which JAWS sold 600,000 shares of common stock at $0.50 per share for an aggregate investment of $300,000. The offering was made by the exemption in Rule 504 of Regulation D promulgated under the Act. The sale of shares was to 26 investors.

5. Sales by the offering memorandum dated February 18, 1998 of 1,250,000 shares of common stock of JAWS at $0.40 per share for an aggregate investment of $500,000 to Bristol Asset Management LLC. The offering was made by the exemption in Rule 504 of Regulation D promulgated under the Act.

6. Sales by the offering memorandum dated February 18, 1998 of 900,000 shares of common stock of JAWS at $0.20 per share for an aggregate investment of $180,000 to two investors (450,000 shares each) Hampton Park Ltd. and Linear Strategies Ltd. The offering was made by the exemption in Rule 504 of Regulation D promulgated under the Act.

7. Sales by the offering memorandum dated April 1998, of 50,000 shares of common stock of JAWS at $0.40 per share for an aggregate investment of $20,000. The offering was made by the exemption in Rule 504 of Regulation D promulgated under the Act.

8. Issuance on July 24, 1998 of 100,000 shares of common stock of JAWS to Bonanza Management Ltd. in consideration of services rendered. The issuance was made by the exemption in Rule 506 of Regulation D under the Act.

9. Sale on December 15, 1998 of 1,182,188 shares of common stock of JAWS at $0.32 per share for an aggregate investment of $378,300. Further, the sale included, 391,094 warrants to purchase 391,094 common stock of JAWS at $1.00 per share until March 30, 2000, and 391,094 warrants to purchase 391,094 common shares at $2.00 per share until March 30, 2000. The offering was made by exemption in Rule 506 of Regulation D promulgated under the Act. The sale of shares was to 9 investors. All investors are not "U.S. Persons" as the term is defined in Rule 902(o) of Regulation S.

10. 10% Convertible Debenture issued to Thomson Kernaghan in connection with the amended debenture purchase agreement dated April 27, 1999. To date, JAWS has issued debentures for $1,520,000. Of the issuance only $210,000, plus interest, has been noticed for conversion at $0.1118 into 1,912,317 shares of common stock. The sale of the debenture was made by exemption in Regulation S promulgated under the Act. TK warranted in the debenture purchase agreement that it is not a "U.S. Person", as the term is defined in Rule 902(o) of Regulation S, that the securities have not been offered to it in the United States and that offers of securities of JAWS shall not be made to United States persons for a period of one year from the date of closing of all debentures offered under the agreement.

11. Sale on April 6, 1999 pursuant to the Offering memorandum dated February 18, 1998 of 1,571,428 of common stock of JAWS at $0.35 per share for an aggregate investment of $550,000 to Hampton Park Ltd. ($300,000) and Global Equity Fund Ltd. ($250,000). The offering was made by the exemption in Rule 504 of Regulation D promulgated under the Act. The purchasers are contractually prohibited from transferring the securities for a six-month period.

12. Sale on June 9, 1999 of 408,333 shares of common stock of JAWS at $0.60 per share for an aggregate investment of $245,000 to Royale Crown Limited. The sale was made by exemption in Rule 506 of Regulation D promulgated under the Act.

13. Sale to Glentel Inc., on June 21, 1999, of 1,000,000 shares of common stock of JAWS at $1.50 per share for an aggregate investment of $1,500,000. This sale included 834,000 warrants to purchase 834,000 common shares at $2.25 per share until June 30, 2001. The sale was made by exemption in Rule 506 of Regulation D, promulgated under the Act and all investors are not "U.S. Persons" as the term is defined in Rule 902(o) of Regulation S.

14. Sale on June 21, 1999 of 200,000 shares of common stock of JAWS at $1.50 per share for an aggregate investment of $300,000. This sale included 166,000 warrants to purchase 166,000 common shares at $ 2.25 until June 30, 2001, to 10 investors. All investors are not "U.S. Persons" as the term is defined in Rule 902(o) of Regulation S. The sale was made by exemption in Rule 506 of Regulation D promulgated under the Act.

                   ITEM 11.     DESCRIPTION OF SECURITIES

     In April 1999, JAWS increased its authorized shares from 20,000,000 shares of common stock to 95,000,000 shares of common stock, with a par value $.001 per share. Authorized preferred stock remains at 5,000,000 shares, with a par value $.001 per share. As of August 30, 1999 there were 13,061,949 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding

COMMON  STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of JAWS, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive, pro rata, all of the remaining assets of JAWS available for distribution to its stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED  STOCK

     The board of directors is authorized, subject to any limitations prescribed by the laws of the State of Nevada, with approval by JAWS's stockholders, to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions, and to increase or decrease the number of shares of any series, but not below the number of shares of series then outstanding without any further vote or action by the stockholders. The board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares.

NEVADA  ANTI-TAKEOVER  LEGISLATION

     Nevada law includes the provisions, which prevent third parties from taking over Nevada corporations. The Nevada Control Share Act generally provides that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates. Nevada law and JAWS articles and bylaws also authorize us to indemnify JAWS Directors, Officers, employees and agents. In addition, JAWS articles and Nevada law presently limit the personal liability of corporate Directors for monetary damages, except where the directors breach  their  fiduciary  duties,  and

               the breach constitutes or includes the violations of criminal law, a transaction from which the Directors derived an improper personal benefit, the unlawful distributions or the other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF JAWS ARTICLES OF INCORPORATION AND BYLAWS

     The provisions of the articles and bylaws of JAWS summarized in the following paragraphs, and above under the section entitled "preferred stock," may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in JAWS articles or bylaws without the affirmative vote of the holders of at least two-thirds of the outstanding shares of JAWS common stock. The articles and bylaws provide that special meetings of shareholders of JAWS may be called only by JAWS board of directors, or holders of not less than 10% of JAWS' outstanding voting stock entitled to vote at the special meeting.

     Despite the belief of JAWS as to the benefits to shareholders of these provisions of JAWS articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by JAWS Board, but from which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in the transaction may not have any opportunity to do so. The provisions will also render the removal of the JAWS board of directors and management more difficult and may tend to stabilize JAWS stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Under applicable regulations, at any annual or special meeting of its shareholders, JAWS may adopt additional articles of incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Nevada corporation.

TRANSFER  AGENT

     JAWS transfer agent for its common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204-2991.

              ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     JAWS' articles of incorporation and By-Laws provide for indemnification of JAWS' officers and directors, to the fullest extent permitted by Nevada Law. In addition, the Restated articles of incorporation provide, under Nevada Law, that no director shall be personally liable to JAWS, or its shareholders for monetary damages, because of any breach of fiduciary duty by the director as a director. However, the directors shall be liable to the extent provided by applicable law for breach of the director's duty of loyalty to JAWS or its shareholders, or acts or missions not in good faith or which involve intentional misconduct or willful violation of law.

     At present, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of JAWS. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, and controlling persons, JAWS is aware that, in the opinion of the Securities and Exchange Commission, the indemnification is against public policy, as expressed in the Securities Act, and is unenforceable.

                              ITEM 13.     EXHIBITS

3.1.1 Articles of Incorporation of "E-Biz" Solutions, Inc. (now JAWS US), a Nevada Corporation was amended on March 11, 1998 and on February 4, 1999.(2)

3.1.2     Articles  of Incorporation of JAWS Canada dated September 17, 1997.(2)

3.1.3 Certificate of Amendment of Articles of Incorporation , dated March 30, 1998, changing the name of E-Biz to Jaws Technologies, Inc.(2)

3.1.4 Certificate of Amendment of Articles of Incorporation of JAWS increasing the total number of common stock which JAWS is allowed to issue from 20,000,000 to 95,000,000.(2)

3.2.1     Bylaws  of  E-Biz  Solutions  Inc.  (now  Jaws  US)  dated January 27,
1997.(2)

3.2.2 Bylaws No. 1 of JAWS Canada dated October 20, 1997 and Bylaw No. 2 of JAWS Canada dated October 20, 1997.(2)

4.1.1 Amendment No. 1 to Debenture Purchase Agreement by and between JAWS and Thompson Kernaghan dated April 27, 1999.(2)

4.1.2 Investment Agreement by and between JAWS and Bristol Asset Management V, LLC dated August 27, 1998 and letter of termination.(2)

4.1.3 Warrant to purchase 1,000,000 shares of common stock of JAWS issued to Bristol Asset Management, LLC.(2)

4.1.4 Debenture Acquisition Agreement by and between JAWS and Thomson Kernaghan & Co. Ltd. dated September 25, 1998.(2)

5.1.1     Opinion  of  Sonfield  &  Sonfield.(2)

10.1.1 Lease Agreement by and between JAWS and The Manufacturer of Life Insurance Company dated December 15, 1997.(Deleted)

10.1.2     Director's Agreement between JAWS and Arthur Wong dated July 1998.(2)

10.1.3     Director's  Agreement  between  JAWS and Julia Johnson dated July 30,
1998.(2)

10.1.4     Incentive  and  Non-Qualified  Stock  Option  Plan  for  JAWS.(2)

10.1.5 Master Agreement by and between JAWS and A.I. Axion Internet Communications, Inc. dated November 24, 1998.(2)

10.1.6 Master Agreement by and between JAWS and Calgary On-Line dated December 1998.(2)

10.1.7 Master Agreement by and between JAWS and ABC Internet Inc. dated December 7, 1998.(2)

10.1.8 Written Consent of the Board of Directors authorizing payment of consulting fees to officers of JAWS and their affiliates.(2)

10.1.9      Indemnity  Agreements  by  and  between  JAWS  and  Ms.  Julia  L.
Johnson.(2)

10.1.10      Indemnity  Agreements  by  and between JAWS and Mr. Arthur Wong.(2)

21     Subsidiaries of JAWS: JAWS Technologies, Inc., an Alberta corporation.(2)

23.1     Consent  of  Sonfield  &  Sonfield.(2)

23.2     Consent  of  Ernst  &  Young  LLP.(2)

27     Financial  Data  Schedule(1)

-------------------------
(1)     Filed  herewith.
(2) Incorporated by reference to registration statement on Form SB-2, File No. 333-65583.

                                      F - 1

           INDEX TO FINANCIAL STATEMENTSINDEX TO FINANCIAL STATEMENTS

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JAWS TECHNOLOGIES, INC.

              JUNE 30, 1999 (UNAUDITED), DECEMBER 31, 1998 AND 1997





Independent Auditor's Report . . . . . . . . . . . . . . . . . . .  F - 2
Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . .  F - 3
Consolidated Statements of Loss and Deficit and Comprehensive Loss  F - 4
Consolidated Statement of Changes in Stockholders' Equity. . . . .  F - 5
Consolidated Statements of Cash Flow . . . . . . . . . . . . . . .  F - 6
Notes to Consolidated Financial Statements . . . . . . . . . . . .  F - 7-19

                          INDEPENDENT AUDITORS' REPORT


To  the  Board  of  Directors
Jaws  Technologies,  Inc.

We have audited the accompanying consolidated balance sheets of Jaws Technologies, Inc. as at December 31, 1998 and 1997 and the related consolidated statements of loss and deficit and comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 1998, for the six months ended June 30, 1998, and for the period from the date of incorporation on January 27, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaws Technologies, Inc. as at December 31, 1998 and December 31, 1997 and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 1998, for the six months ended June 30, 1998, and for the period from the date of incorporation on January 27, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and working capital deficiency raise substantial doubts about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Calgary,  Canada     signed:  Ernst  &  Young  LLP
March  22,  1999     Chartered  Accountants


JAWS  TECHNOLOGIES,  INC.

                                 CONSOLIDATED BALANCE SHEETS
                         (all amounts are expressed in U.S. dollars)
                             (see basis of presentation - note 1)

                            JUNE 30,     DECEMBER 31,     DECEMBER 31,

                                                            1999          1998        1997
                                                            $             $

  (unaudited)
ASSETS
CURRENT
Cash . . . . . . . . . . . . . . . . . . . . . . . . .    2,054,125        33,732        111
Accounts receivable. . . . . . . . . . . . . . . . . .       42,536         7,243          -
Due from related parties [note 6]. . . . . . . . . . .            -        13,118          -
Prepaid expenses and deposits. . . . . . . . . . . . .      111,623       140,456      7,500
                                                          2,208,284       194,549      7,611
Fixed assets, net of $50,579 (December 31, 1998 -
     $13,461; December 31, 1997 - $1,160)
accumulated depreciation [note 4]. . . . . . . . . . .      420,148        78,830      2,320
                                                          2,628,432       273,379      9,931

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT
Accounts payable . . . . . . . . . . . . . . . . . . .      486,026       379,720     32,976
Accrued liabilities. . . . . . . . . . . . . . . . . .      191,357        48,880          -
Current portion of capital lease obligations payable
[note 11]. . . . . . . . . . . . . . . . . . . . . . .       14,130             -          -
Due to related parties [note 6]. . . . . . . . . . . .      193,583       197,115          -
                                                            885,096       625,715     32,976

Capital lease obligations payable [note 11]. . . . . .       41,889             -          -
Due to stockholders [note 6] . . . . . . . . . . . . .       15,221        74,717     78,159
Convertible debentures [note 7]. . . . . . . . . . . .    1,022,343       146,606          -
                                                          1,079,453       221,323     78,159

COMMITMENTS AND CONTINGENCIES [NOTES 10 AND 16]
STOCKHOLDERS' EQUITY (DEFICIENCY)
Authorized
 95,000,000 common shares at $0.001 par value
   5,000,000 preferred shares at $0.001 par value
Common stock issued and paid-up [note 5] . . . . . . .       14,973        10,612      4,000
Capital in excess of par value . . . . . . . . . . . .    5,181,092     2,212,153     31,650
Contributed surplus. . . . . . . . . . . . . . . . . .    1,351,635       425,559          -
Foreign currency translation adjustment. . . . . . . .     (127,538)       (8,842)         -
Deficit. . . . . . . . . . . . . . . . . . . . . . . .   (5,756,279)   (3,213,141)  (136,854)
                                                            663,883      (573,659)  (101,204)
                                                        ------------  ------------  ---------
                                                          2,628,432       273,379      9,931
                                                        ------------  ------------  ---------



See  accompanying  notes
On  behalf  of  the  Board:          Director               Director


JAWS  TECHNOLOGIES,  INC.

              CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT AND COMPREHENSIVE LOSS
                         (all amounts are expressed in U.S. dollars)


               PERIOD  FROM
               INCORPORATION
     SIX  MONTHS  ENDED     YEAR  ENDED     JANUARY  27,  TO

                                       JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                     ------------  --------------  --------------
                                            1999            1998            1998        1997
  $ . . . . . . . . . . . . . . . .  $             $               $
  (unaudited)
-----------------------------------

REVENUE . . . . . . . . . . . . . .       10,180           1,938          29,068           -

EXPENSES [NOTE 6]
Accounting and legal. . . . . . . .      136,589          59,862         186,128      69,952
Advertising and promotion . . . . .      184,767         170,684         218,574      35,000
Consulting. . . . . . . . . . . . .      226,275         340,908         514,894      30,731
Depreciation and amortization . . .       37,118           4,912          14,041         580
Directors' fees . . . . . . . . . .       65,000               -          33,333           -
Management fees . . . . . . . . . .      105,728               -               -           -
Amortization of deferred financing
fees [note 7] . . . . . . . . . . .       39,615               -           5,158           -
Foreign exchange loss . . . . . . .       12,997               -            (431)          -
Non cash interest expense . . . . .      772,199               -         381,688           -
Interest expense and bank charges .        4,028               -           2,869           -
Investor relations. . . . . . . . .       54,630               -         258,016           -
Office and administration . . . . .       55,896               -          83,143           -
Other . . . . . . . . . . . . . . .      164,180          33,214          52,928         591
Rent. . . . . . . . . . . . . . . .       82,099           8,787          29,637           -
Travel. . . . . . . . . . . . . . .      234,082          43,377         132,646           -
Wages and employee benefits . . . .      378,115          23,124         283,728           -
Software development costs
 [note 3] . . . . . . . . . . . . .            -         909,003         909,003           -
                                       2,553,318       1,593,871       3,105,355     136,854
LOSS FOR THE PERIOD [NOTE 8]. . . .   (2,543,138)     (1,591,933)     (3,076,287)   (136,854)
-----------------------------------  ------------  --------------  --------------  ----------
OTHER COMPREHENSIVE LOSS
Foreign currency translation
    adjustment. . . . . . . . . . .     (118,696)            848          (8,842)          -
COMPREHENSIVE LOSS. . . . . . . . .   (2,661,834)     (1,591,085)     (3,085,129)   (136,854)

DEFICIT, BEGINNING OF PERIOD. . . .   (3,213,141)       (136,854)       (136,854)          -
LOSS FOR THE PERIOD . . . . . . . .   (2,543,138)     (1,591,085)     (3,076,287)   (136,854)
DEFICIT, END OF PERIOD. . . . . . .   (5,756,279)     (1,728,787)     (3,213,141)   (136,854)

Loss per common share . . . . . . .        (0.22)          (0.24)          (0.42)      (0.03)
Weighted average number of shares
outstanding . . . . . . . . . . . .   11,428,319       6,516,851       7,405,421   4,000,000



See  accompanying  notes


JAWS  TECHNOLOGIES,  INC.


                     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                            (all amounts are expressed in U.S. dollars)




                                                 CAPITAL IN
                                                 -----------
                                                  EXCESS OF   CONTRIBUTED
                                                   SHARES      PAR VALUE     PAR VALUE    SURPLUS
                                                      $            $             $


BALANCE, JANUARY 27, 1997
Issuance of common stock for cash . . . . . . .    4,000,000         4,000      56,000      60,000
Less share issue costs. . . . . . . . . . . . .            -             -     (24,350)    (24,350)
BALANCE, DECEMBER 31, 1997. . . . . . . . . . .    4,000,000         4,000      31,650           -
-----------------------------------------------  -----------  ------------  -----------  ----------
Issuance of common stock for services [note 5].      400,000           400     199,600           -
-----------------------------------------------  -----------  ------------  -----------  ----------
Issuance of common stock on acquisition of
    subsidiary [note 3] . . . . . . . . . . . .    1,500,000         1,500     838,248           -
Issuance of common stock for cash . . . . . . .    2,800,000         2,800   1,017,200           -
Warrants issued with issuance of convertible
    debentures [note 7] . . . . . . . . . . . .            -             -           -     342,857
Equity component of convertible debentures
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     118,462
Equity component of financing fees
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     (11,760)
Equity component of financing fees
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     (24,000)
Issue of common stock upon conversion of
    convertible debentures [note 7] . . . . . .    1,912,317         1,912     211,886           -
Financing fee associated with converted
    debentures [note 7] . . . . . . . . . . . .            -             -     (21,117)          -
Share issue costs . . . . . . . . . . . . . . .            -             -     (65,314)
BALANCE, DECEMBER 31, 1998. . . . . . . . . . .   10,612,317        10,612   2,212,153     425,559
(UNAUDITED)
-----------------------------------------------
Issuance of common stock for cash . . . . . . .      317,188           317     101,183           -
Equity component of convertible debentures
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     424,575
Equity component of financing fees
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     (14,000)
Issuance of common stock for cash . . . . . . .    4,044,761         4,044   2,867,756           -
Equity component of convertible debenture
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     193,292
Equity component of financing fee
    [note 7]. . . . . . . . . . . . . . . . . .            -             -           -     (19,329)
Warrants issued with issuance of convertible
    debentures [note 7] . . . . . . . . . . . .            -             -           -     341,538
BALANCE, JUNE 30, 1999. . . . . . . . . . . . .   14,974,266        14,973   5,181,092   1,351,635



See  accompanying  notes


JAWS  TECHNOLOGIES,  INC.

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (all amounts are expressed in U.S. dollars)


                                                        PERIOD FROM
                                                       INCORPORATION
                               SIX MONTHS ENDED     YEAR ENDED     JANUARY 27, TO

                                                      JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                                    ------------  --------------  --------------
                                                        1999           1998            1998         1997
                                                    ------------  --------------  --------------
                                                        $              $               $

  (unaudited)
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss for the period. . . . . . . . . . . . . . . .   (2,543,138)     (1,591,933)     (3,076,287)  (136,854)
Adjustments to reconcile loss to cash flows used
  in operating activities:
Consulting expense not involving the
    payment of cash [note 5] . . . . . . . . . . .            -         150,000         200,000          -
Depreciation and amortization. . . . . . . . . . .       37,118           4,912          14,041        580
Amortization of deferred financing fees. . . . . .       39,615               -           5,158          -
Software development costs . . . . . . . . . . . .            -         909,003         909,003          -
Non-cash interest expense on warrants. . . . . . .      617,867               -         257,143          -
Non-cash interest expense on convertible
    debentures . . . . . . . . . . . . . . . . . .      110,028               -         118,462          -
Non-cash interest expense on convertible
   debenture conversion and accrued interest . . .       44,304               -           6,083          -
Changes in non-cash working capital balances
    [note 12]. . . . . . . . . . . . . . . . . . .      251,909         107,814         439,422     25,476
                                                     (1,442,297)       (420,204)     (1,126,975)  (110,798)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of fixed assets . . . . . . . . . . . . .     (441,114)        (78,198)       (115,584)    (2,900)
                                                       (441,114)        (78,198)       (115,584)    (2,900)

CASH FLOWS GENERATED BY (USED IN) FINANCING
ACTIVITIES
Proceeds from the issuance of common stock,
    net of issue costs . . . . . . . . . . . . . .    2,973,300         754,686         954,686     35,650
Proceeds from (repayment of) stockholder loans . .      (59,496)       (116,437)        (78,159)    78,159
Proceeds from advances . . . . . . . . . . . . . .            -               -          20,273          -
Proceeds received on issue of convertible
    debenture. . . . . . . . . . . . . . . . . . .    1,100,000               -         420,000          -
Financing fees on issue of convertible
    debenture. . . . . . . . . . . . . . . . . . .     (110,000)              -         (42,000)         -
                                                      3,903,804         638,249       1,274,800    113,809
                                                    ------------  --------------  --------------  ---------

INCREASE IN CASH . . . . . . . . . . . . . . . . .    2,020,393         139,847          32,241        111
Cash acquired on acquisition of subsidiary . . . .            -               -           1,380          -
Cash, beginning of period. . . . . . . . . . . . .       33,732             111             111          -
CASH, END OF PERIOD. . . . . . . . . . . . . . . .    2,054,125         139,958          33,732        111


See  accompanying  notes

JAWS  TECHNOLOGIES,  INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.     BASIS  OF  PRESENTATION
Jaws Technologies, Inc., (the "Company") was incorporated on January 27, 1997 under the laws of the State of Nevada as "E-Biz" Solutions, Inc. On March 27, 1998, "E-Biz" Solutions, Inc. changed its name to Jaws Technologies, Inc. The business purpose is developing and selling encryption software. These activities are carried out through the Company's wholly owned Canadian subsidiary.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has a working capital deficiency of $431,116 at December 31, 1998, a deficit of $3,213,141 at December 31, 1998 and $5,756,279 as at June
30, 1999 and net operating cash outflows of $1,442,297 for the six month period ended June 30, 1999. Although it has a positive working capital balance of $1,323,188 at June 30, 1999, the Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow, to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. However, no assurance can be given at this time as to whether the Company will achieve any of these conditions. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time.
Management believes that additional funding will be required to finance expected operations until a market has been developed for the Company's software. Management intends to seek additional financing through future private or public offerings of stock and through the exercise of stock options.
The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary to reflect a fair presentation for the periods being presented.
2.     SIGNIFICANT  ACCOUNTING  POLICIES
The financial statements have, in management's opinion, been properly prepared in accordance with accounting principles generally accepted in the United States.
USE  OF  ESTIMATES
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amount of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.
CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Jaws Technologies, Inc., an Alberta, Canada corporation, after elimination of intercompany accounts and transactions.

FIXED  ASSETS
Fixed assets are recorded at cost and are depreciated at the following annual rates which are designed to amortize the cost of the assets over their estimated useful lives.

     Furniture  and  fixtures     -  20%  diminishing  balance
     Computer  hardware     -  33%  straight  line
     Computer  software  for  internal  use     -  33%  straight  line
     Leasehold  improvements     -  20%  straight  line
SOFTWARE  DEVELOPMENT
Software development costs are expensed when technological feasibility has not yet been established. Subsequent to establishing technological feasibility, such costs are capitalized until the commencement of commercial sales. FINANCING FEES
Financing fees associated with that portion of the 10% convertible debentures classified as debt are deferred and amortized over the life of the debentures. Financing fees associated with that portion of the convertible debentures classified as contributed surplus is charged to that account. The pro rata portion of financing fees associated with converted debentures is charged to share capital in excess of par value.
REVENUE
Revenue from selling encryption software is recognized when the software is delivered.
ADVERTISING
Advertising  costs  are  expensed  as  incurred.
INCOME  TAXES
The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Deferred income taxes are recorded at the income tax rates that are expected to apply when the deferred tax liability is settled or the deferred tax asset is realized. When necessary, valuation allowances are established to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred income tax assets and liabilities. FOREIGN CURRENCY TRANSLATION
The functional currency of the Company's subsidiary is the Canadian dollar. Accordingly, assets and liabilities of the subsidiary are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiary are recorded in a "Foreign Currency Translation Adjustment" account in stockholders' equity.
LOSS  PER  COMMON  SHARE
The loss per common share has been calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share, assuming all warrants, options and conversion features were exercised, does not differ from basic earnings per share.
STOCK  OPTIONS
The Company applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost is recognized in the accounts as options are granted with an exercise price that approximates the prevailing market price.
PRIOR  YEAR  AMOUNTS
Certain prior year amounts have been reclassified to conform to the presentation adopted in 1999.
3.     ACQUISITION
On February 10, 1998 the Company issued 1,500,000 restricted common shares, as well as options to purchase 400,000 shares of its restricted common stock at $0.50 per share in exchange for all of the outstanding common stock of Jaws Technologies, Inc., an Alberta, Canada corporation ("Jaws Alberta"). The options issued in connection with the acquisition have been ascribed no value. Jaws Alberta was a development stage company which at the time of acquisition was in the process of creating a new encryption software product. The acquisition has been accounted for by the purchase method.

The purchase price, and the amounts allocated to software and the shares issued, net of other assets and liabilities acquired, was determined based on estimates by management as to the replacement cost for the encryption software development which had been incurred by Jaws Alberta prior to the acquisition date. The purchase price has been allocated to the net assets acquired based on their estimated fair values as follows:

                                          $
                                      ---------

Net assets acquired
Non-cash working capital . . . . . .    (5,087)
Software under development . . . . .   909,003
Fixed assets . . . . . . . . . . . .     2,891
Due to stockholders. . . . . . . . .   (54,443)
Net assets acquired, excluding cash.   852,364
------------------------------------  ---------
Acquisition costs. . . . . . . . . .   (13,996)
Cash acquired. . . . . . . . . . . .     1,380
Net assets acquired for common stock   839,748


The amount allocated to software under development relates to encryption software and its related algorithms, including the "L5" software. This software, at the time of purchase, was not completely developed, tested or otherwise available for sale and therefore has been immediately expensed in the accompanying consolidated statements of loss and deficit. Coding and testing activities for this software were completed on July 31, 1998.
The operating results of the acquired company are included in the consolidated statements of loss, deficit and comprehensive loss from the date of acquisition. Pro forma loss and pro forma loss per common share for the six month period ended June 30, 1998, giving effect to the acquisition of Jaws Alberta as at January 1, 1998 are $1,599,901 and $0.25 respectively (year ended December 31, 1998 - $3,083,685 and $0.42 respectively). Pro forma revenue does not differ from that recorded for the period to June 30, 1998, being $1,938, or for the period to December 31, 1998, being $29,068.

4.     FIXED  ASSETS
     JUNE  30,  1999



                                              COST             ACCUMULATED DEPRECIATION   NET BOOK VALUE
                                    -------------------------
                                                $                          $                     $

Furniture and fixtures . . . . . .                    196,030                     18,991          177,039
Computer hardware. . . . . . . . .                    104,331                     18,259           86,072
Computer software for internal use                     31,666                      3,864           27,802
Leasehold improvements . . . . . .                    138,700                      9,465          129,235
                                                      470,727                     50,579          420,148
  DECEMBER 31,
                                                         1998
                                    -------------------------

  COST . . . . . . . . . . . . . .  ACCUMULATED DEPRECIATION   NET BOOK VALUE
----------------------------------
  $. . . . . . . . . . . . . . . .  $                          $
Furniture and fixtures . . . . . .                     31,758                      6,482           25,276
----------------------------------  -------------------------  -------------------------  ---------------
Computer hardware. . . . . . . . .                     47,371                      5,534           41,837
Computer software for internal use                     13,162                      1,445           11,717
                                                       92,291                     13,461           78,830


5.     SHARE  CAPITAL
AUTHORIZED
95,000,000 common shares at $0.001 par value (increased from 20,000,000 April 8,
1999)
  5,000,000  preferred  shares  at  $0.001  par  value
COMMON  STOCK  ISSUED
During 1998, the 400,000 restricted common shares issued for services relate to services provided by two consultants in relation to the establishment of the capital structure of the Company. The shares were recorded at their estimated fair value of $200,000.
COMMON  STOCK  HELD  IN  ESCROW
Upon entering into the 10% convertible debenture agreement (see note 7) the Company placed 9,500,000 shares in escrow relating to the $2 million of financing. In addition, 1,071,429 shares and 357,143 shares were placed in escrow relating to the purchasers' and agent's warrants issued in relation to the 10% convertible debenture agreement.

OPTIONS
As at June 30, 1999, the Company has issued 2,327,600 options to purchase common stock to the Company's directors, officers and employees. Of the total issued, none have been exercised as at June 30, 1999. Details of the stock options outstanding at June 30, 1999 are as follows:

NUMBER OF OPTIONS  EXERCISE PRICE  EXPIRY DATE
                   --------------  -------------------


          200,000            0.15    February 22, 2008
           32,000            0.15    June 30, 2008
           50,000            0.23    June 30, 2008
           35,000            0.32    June 30, 2008
           31,000            0.33    June 30, 2008
          143,000            0.37    June 30, 2008
           22,000            0.40    June 30, 2008
          400,000            0.48    August 1, 2000
          706,500            0.48    June 30, 2008
           82,500            0.58    June 30, 2008
           71,000            0.62    June 30, 2008
           10,000            0.65    June 30, 2008
           36,000            0.69    June 30, 2008
           62,000            0.73    June 30, 2008
           20,000            0.71    June 30, 2008
           43,500            0.75    June 30, 2008
            5,000            0.81    June 30, 2008
           47,500            0.82    June 30, 2008
          250,000            0.87    June 30, 2008
           75,000            0.77    June 30, 2008
            5,600            0.98    June 30, 2008
        2,327,600
-----------------


The fair value of each option granted to date is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 153%; risk-free interest rate of 4.0%; no payment of common share dividends; and expected life of 10 years. Had compensation cost for these plans been determined based upon the fair value at grant date, consistent with the methodology prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based compensation," the Company's loss and loss per common share for the six month period ended June 30, 1999 would have been $1,303,187 and $0.12 respectively (year ended December 31, 1998:
$3,324,618  and  $0.45  respectively).
During 1998, the Company had entered into a Put Option agreement with an investor which allowed the Company to require the investor to purchase up to 25,000,000 shares of the common stock of the Company. In addition, the investor was to be granted warrants to purchase up to 3,000,000 shares of common stock. On April 26, 1999, the Company and the investor agreed to cancel the agreement in exchange for warrants to the investor to purchase up to 1,000,000 shares of common stock at an exercise price of $0.70 per share. The warrants expire April 15, 2002.

6.     RELATED  PARTY  TRANSACTIONS
Amounts  due  to  related  parties  consist  of  the  following  amounts:

                              JUNE 30,     DECEMBER 31,

                                 1999       1998    DECEMBER 31, 1997
  $                                $         $
-----------------------------  ---------
DUE FROM RELATED PARTIES
FutureLink Distribution Corp.         -      9,073                  -
FutureLink/Sysgold Ltd. . . .         -      4,045                  -
                                      -     13,118                  -

DUE TO RELATED PARTIES
Officers and stockholders . .    44,619     43,588                  -
FutureLink Distribution Corp.         -     32,175                  -
Willson Stationers Ltd. . . .     3,961      1,352                  -
Directors . . . . . . . . . .   120,000    120,000                  -
                                168,580    197,115                  -

DUE TO STOCKHOLDERS
Bankton Financial Corporation    18,101     15,775                  -
Cameron Chell . . . . . . . .    27,035      1,957                  -
Hampton Park Ltd. . . . . . .    (4,913)    56,985                  -
Other stockholder . . . . . .         -          -             78,159
                                 40,223     74,717             78,159


During the year ended December 31, 1998, the Company incurred $76,612 in fees associated with computer services provided by FutureLink Distribution Corp., an entity of which certain directors are also directors of the Company. There were no similar fees incurred during the period ended June 30, 1999. The Company provided sales to FutureLink Distribution Corp. during the period ended June 30, 1999 in the amount of $1,175 (December 31, 1998 - $9,073), all of which is included in the amounts due from related parties at June 30, 1999. The fees charged by and sales provided to FutureLink Distribution Corp. are recorded at their exchange amounts.
During the year ended December 31, 1998, the Company provided services of $4,045 to FutureLink/Sysgold Ltd., an entity of which certain directors are also directors of the Company. This amount was included in due from related parties at December 31, 1999. These services are provided on normal commercial terms and conditions. No services were provided to FutureLink/Sysgold Ltd. during the period ended June 30, 1999.
Office and administration expenses for the six month period ended June 30, 1999, include $2,563 (December 31, 1998 - $8,035) paid to Willson Stationers Ltd., an entity of which certain directors are also directors and officers of the Company. These transactions are recorded at their exchange amounts. Consulting fees for the year ended December 31, 1998, include $198,168 to officers and stockholders of the Company for services provided.
Due to stockholders represents advances received by the Company. The amount due to Hampton Park Ltd., a company owned by a stockholder, bears interest at 8% per annum and has no set repayment terms. The remaining amounts due to stockholders do not carry interest and have no set repayment terms. All stockholders have indicated they do not intend to demand repayment within the next year. The Company entered into an agreement to lease premises from a stockholder. The lease began on November 1, 1998 and is for a five year term. The minimum rent is $9.27 per square foot per annum with 9,920 square feet of net rentable area. Additional rent is estimated at $3.97 per square foot of net rentable area per annum. The net rent expense rate recognized in the six month period ended June 30, 1999 was $5,986, (year ended December 31, 1998 - $3,991).

 7.     CONVERTIBLE  DEBENTURES
          DECEMBER  31,
                                   JUNE 30, 1999     1998

                                                                     $           $
                                                                -----------  ----------

PRINCIPAL
Net balance outstanding, beginning of period . . . . . . . . .     146,606           -
Funds advanced to date . . . . . . . . . . . . . . . . . . . .   1,100,000     420,000
Debentures converted during the period . . . . . . . . . . . .           -    (210,000)
                                                                 1,246,606     210,000

FINANCING FEES
Fees paid on funds advanced to date. . . . . . . . . . . . . .    (110,000)    (42,000)
Intrinsic value associated with equity component of debentures      33,329      11,760
Fees paid through issuance of warrants to agent. . . . . . . .    (231,511)    (85,714)
Intrinsic value associated with equity component of debentures      23,607      24,000
Amortization of financing fees to date . . . . . . . . . . . .      16,008       5,158
Financing fees associated with debentures converted to date. .           -      21,117
                                                                  (268,567)    (65,679)

INTEREST EXPENSE
Accrued interest expense . . . . . . . . . . . . . . . . . . .      44,304       2,285
NET BALANCE OUTSTANDING, END OF PERIOD . . . . . . . . . . . .   1,022,343     146,606


On September 25, 1998 the Company entered into an agreement to issue 10% convertible debentures in series of $200,000 up to a total of $2,000,000, subject to the Company meeting certain conditions, which mature on October 31, 2001. The holders have the right to convert the debentures in increments of at least $100,000, at a price equal to the lower of $0.28 and 78% of the average closing bid price of the Company's common stock for the three trading days immediately preceding the Notice of Conversion served on the Company. For the $500,000 of convertible debentures that were issued on January 26, 1999, $250,000 of debentures can be converted at a fixed price of $0.40 per common share and the remaining $250,000 can be converted into shares at a fixed rate of $0.28 per common share. The Company may prepay any or all of the outstanding principal amounts at any time, upon thirty days' notice, subject to the holders' right to convert into common shares. A financing fee of 10% is charged on the principal sum of each convertible debenture issued. Interest is payable on the maturity date. At the holders' election, interest can be settled in common stock of the Company based on market prices.
On April 16, 1999, the Company drew down an additional $600,000 of financing under the 10% convertible debenture agreement, which can be converted into common stock at a fixed price of $0.65 per common share.
On April 27, 1999, the debenture agreement was amended to include (among others) the following changes:
(i) the total amount available under the debenture agreement was increased from $2,000,000 to $5,000,000.
(ii) the financing fee applicable to the additional $3,000,000 available was set at 8% of the principal sum issued.
(iii) the balance of the financing not yet drawn, $3,480,000, has a fixed conversion price of $0.40 per share.
(iv) an additional 923,077 share purchase warrants were issued, which give the holder the right to purchase one common share for each warrant held, at a price of $0.65 per warrant.
Through June 30, 1999, the Company has issued convertible debentures totalling $1,520,000 of which $736,329 was recorded as contributed surplus with an offsetting amount charged as interest on long term debt. Of the debentures issued, $210,000 principal plus $3,798 interest was converted into 1,912,317 shares on November 30, 1998. Interest totalling $46,589 has been accrued and included in the convertible debenture balance outstanding at June 30, 1999. These shares will be formally issued when the Company's SB-2 registration statement has been declared effective.
At the time of the initial funding on October 1, 1998, the Company issued 1,428,572 common share purchase warrants (357,143 to the agent and 1,071,429 to the ultimate subscriber of the issue). Each warrant gives the holder the right to purchase one common share of the Company at $0.28 until October 31, 2001. An amount of $342,857 has been included in contributed surplus as the estimated value attributed to these warrants as they were exercisable upon issuance. In addition, the warrants issued to the agent have been treated as a financing fee in the amount of $85,714. The value of these fees associated with the equity component of the 10% convertible debentures has been charged to contributed surplus in the amount of $24,000. The remaining balance is being amortized over the life of the 10% convertible debentures.
Through June 30, 1999 the Company has paid financing fees on the 10% convertible debentures totalling $152,000. The fees associated with the equity component of the 10% convertible debentures, being $45,089, have been charged to contributed surplus. The remaining amount, which has been recorded as a reduction of the debenture principal, is being amortized over the life of the 10% convertible debentures, unless the debentures are converted. If converted, the pro rata portion of the financing fees associated with the converted debentures is charged to capital in excess of par value. During 1998, $21,117 has been charged to capital in excess of par value relating to $210,000 of convertible debentures which were converted.
The Company is currently in the process of filing a form SB-2 registration Statement qualifying the shares to be issued on conversion of the debentures with the Securities and Exchange Commission. Should the registration statement not be declared effective within 90 days of initial funding, a charge of 0.986% per day will apply against the initial amount funded. Should successful registration not occur within 120 days of initial funding, a charge of 0.1644% per day will apply for each day thereafter. As of June 30, 1999, the registration statement has not been declared effective. The initial amount funded on October 1, 1998 was $200,000. An amount of $51,949 has been accrued for the penalty of late filing of the registration statement.
8.     LOSS  PER  SHARE
Loss per common share is loss for the period divided by the weighted average number of common shares outstanding. The effect on earnings per share of the exercise of options and warrants, and the conversion of the convertible debentures is anti-dilutive.

9.     INCOME  TAXES
The  income  tax  benefit  differs  from  the  amount  computed  by applying the U.S. federal statutory  tax  rates  to  the  loss  before  income  taxes  for  the  following  reasons:
                              JUNE 30,     JUNE 30,     DECEMBER 31,
                           1999     1998     1998     DECEMBER 31, 1997

                                                  $           $            $            $
                                              ----------  ----------  ------------  ---------

                                                   (34%)       (35%)         (34%)      (34%)

Income tax benefit at U.S. statutory rate. .   (864,667)   (557,177)   (1,045,938)   (46,530)
Increase (decrease) in taxes resulting from:
Deferred tax asset valuation allowance . . .    752,810     695,520     1,106,172     46,530
Non-deductible expenses. . . . . . . . . . .    251,141           -       128,162          -
Foreign tax rate differences . . . . . . . .   (139,284)   (138,343)     (188,396)         -
Income tax benefit . . . . . . . . . . . . .          -           -             -          -


For financial reporting purposes, loss before income taxes includes the following components:
               JUNE 30,     JUNE 30,     DECEMBER 31,     DECEMBER 31,
                           1999     1998     1998     1997

                    $             $             $            $
               ------------  ------------  ------------  ----------

Pre-tax loss:
United States  (1,231,615)    (208,505)    (1,302,313)   (136,854)
Foreign        (1,311,523)   (1,383,428)   (1,773,974)       -
               (2,543,138)   (1,591,933)   (3,076,287)   (136,854)



Deferred  income  taxes  reflect  the  net  tax effects of temporary differences between  the  carrying amounts of assets and liabilities for financial reporting purposes  and  the  amounts used for income tax purposes.  The components of the
Company's  deferred  tax  assets  are  as  follows:
                              JUNE 30,     DECEMBER 31,
                         1999     1998     DECEMBER 31, 1997

                                             $             $            $
                                        ------------  ------------  ---------

Deferred tax assets (liabilities):
  Net operating loss carryforwards . .    1,445,540       697,768          -
Start-up costs . . . . . . . . . . . .       33,347        37,999     46,333
Depreciation . . . . . . . . . . . . .       22,733         6,201        197
  Debt issue costs . . . . . . . . . .       (1,705)        5,137          -
  Software costs . . . . . . . . . . .      405,597       405,597          -
Deferred tax assets net of liabilities    1,905,512     1,152,702     46,530
--------------------------------------  ------------  ------------  ---------
Valuation allowance. . . . . . . . . .   (1,905,512)   (1,152,702)   (46,530)
Net deferred tax assets. . . . . . . .            -             -          -


The Company has provided a valuation allowance for the full amount of deferred tax assets in light of its history of operating losses since its inception.

The Company has U.S. operating losses carried forward of $1,434,000 which expire as follows:

         $
      --------
2018   936,000
2019   498,000


The availability of these loss carryforwards to reduce future taxable income could be subject to limitations under the amended Internal Revenue Code of 1986. Certain ownership changes can significantly limit the utilization of net operating loss carryforwards in the period following the ownership change. The Company has not determined whether the changes have occurred and the effect the changes could have on its ability to carry forward all or some of the U.S. net operating losses.

The Company has non-capital losses carried forward for Canadian income tax purposes of $2,177,000. These losses expire as follows:

          $
2003      45,000
2004       7,000
2005     918,000
2006   1,207,000


10.     COMMITMENTS

The Company is committed to the following minimum lease payments under operating leases for premises and equipment:

                      $
Remainder of 1999   56,641
                      2000  113,282
                      2001   95,217
                      2002   94,926
                      2003   79,105


11.     CAPITAL  LEASE  OBLIGATIONS  PAYABLE

The  future  minimum  lease  payments  at  June  30,  1999  under  capital  leases  are as follows:


                                                                            CAPITAL LEASES

Remainder of 1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7,065
                                                                                      2000   14,130
                                                                                      2001   14,130
                                                                                      2002   14,130
                                                                                      2003   14,130
                                                                                      2004    8,601
Total future minimum lease payments. . . . . . . . . . . . . . . . . . . .          72,186
Less: imputed interest . . . . . . . . . . . . . . . . . . . . . . . . . .         (16,167)
Balance of obligations under capital leases. . . . . . . . . . . . . . . .          56,019
--------------------------------------------------------------------------  ---------------

Less: current portion included in accounts payable and accrued liabilities         (14,130)
Long term obligation under capital leases. . . . . . . . . . . . . . . . .          41,889



12.     NET  CHANGE  IN  NON-CASH  WORKING  CAPITAL
               JUNE 30,     JUNE 30,     DECEMBER 31,     DECEMBER 31,

                                  1999       1998      1998      1997
                                ---------
                                   $

Accounts receivable. . . . . .   (35,293)        -     (7,243)       -
Due from related parties . . .    13,118         -    (13,118)       -
Prepaid expenses and deposits.    28,833   (21,535)  (132,956)  (7,500)
Accounts payable . . . . . . .   106,306   129,349    346,744   32,976
Accrued liabilities. . . . . .   142,477         -     48,880        -
Due to related parties . . . .    (3,532)        -    197,115        -
Change relating to operating
    activities . . . . . . . .   251,909   107,814    439,422   25,476


13.     SEGMENTED  INFORMATION
The Company's activities are conducted in one operating segment with all activities relating to the development and sale of encryption software. These activities are planned to be carried out in Canada and the United States. To date, all the activities have occurred in Canada.
14.      FINANCIAL  INSTRUMENTS
Financial instruments comprising cash, accounts receivable, amounts due from related parties, deposits, accounts payable and accrued liabilities, amounts due to related parties, capital lease obligations, and amounts due to stockholders approximate their fair value. It is management's opinion that the Company is not exposed to significant currency or credit risks arising from these financial instruments.
The estimated fair value as at June 30, 1999 of the 10% convertible debentures is $789,502 (December 31, 1998 - $189,000). This is based on the estimated present value of the principal and interest of the debenture.
The Company is subject to cash flow risk to the extent of the fixed 10% simple interest rate being charged on the convertible debentures. The effective annual interest rate realized by the Company, exclusive of the amounts relating to the conversion feature of the 10% convertible debentures and the warrants, was 10% (December 31, 1998 - 10%).
15.     RECENT  PRONOUNCEMENTS
In June, 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the implementation of which has been delayed one year. The Company does not acquire derivatives or engage in hedging activities.
16.     CONTINGENCIES
During the six month period ended June 30, 1999, a statement of claim has been filed against the Company in the amount of approximately $27,529 ($41,580 Canadian) plus costs. The statement of claim seeks loss of compensation relating to services provided to the Company. Management has placed $14,566 ($22,000 Canadian) in trust with legal counsel to cover the claim. These financial statements contain a provision for loss of $14,566 ($22,000 Canadian) related to the claim.

                                    SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



JAWS  TECHNOLOGIES,  INC.



By:     /s/Robert  Kubbernus
        --------------------
      Robert  Kubbernus,  Chief  Executive  Officer


Date:     August  31,  1999
          -----------------

                               Exhibit 27 - Page 1

                                   EXHIBIT 27

                             FINANCIAL DATA SCHEDULE


     This  schedule  contains summary financial information extracted from the financial statements  as  of  and  for  the  six  months ended June 30, 1999.  You should read the financial  statements in their entirety for a full explanation of this summary financial information.  (In  thousands,  except  EPS.)




ITEM NUMBER .  ITEM DESCRIPTION                                           AMOUNT
-------------  ---------------------------------------------------------  --------------

5-02(1) . . .  Cash and cash items.                                       $        2,054
5-02(2) . . .  Marketable securities                                                   0
5-02(3)(a)(1)  Notes and interest receivable-trade accts                              43
5-02(4) . . .  Allowances for doubtful accounts                                        0
5-02(6) . . .  Inventory                                                               0
5-02(9) . . .  Total current assets                                                2,208
5-02(13). . .  Property, plant and equipment                                         471
5-02(14). . .  Accumulated depreciation                                                0
5-02(18). . .  Total assets                                                        2,628
5-02(21). . .  Total current liabilities                                             885
5-02(22). . .  Bonds, mortgages and similar debt                                       0
5-02(28). . .  Preferred stock-mandatory redemption                                    0
5-02(29). . .  Preferred stock-no mandatory redemption                                 0
5-02(30). . .  Common stock                                                           15
5-02(31). . .  Other stockholder's equity                                          6,532
5-02(32). . .  Total liabilities and stockholder's equity                            664
5-03(b)1(a) .  Net sales tangible products                                            10
5-03(b)1. . .  Total revenues                                                         10
5-03(b)2(a) .  Cost of tangible goods sold                                             0
5-03(b)2. . .  Total costs and expenses applicable to sales and revenues               0
5-03(b)3. . .  Other costs expenses                                                    0
5-03(b)5. . .  Provision for doubtful accounts and notes                           2,553
5-03(b)(8). .  Interest and amortization of debt discount                              0
5-03(b)(10) .  Income before taxes and other items                                   816
5-03(b)(11) .  Income tax expense                                                <2,543>
5-03(b)(14) .  Income/loss continuing operations                                       0
5-03(b)(15) .  Discontinued operations                                           <2,543>
5-03(b)(17) .  Extraordinary items                                                     0
5-03(b)(18) .  Cumulative effect-changes in accounting principles                      0
5-03(b)(19) .  Net income or loss                                                <2,543>
5-03(b)(20) .  Earnings per share-primary                                         <0.22>
5-03(b)(20) .  Earnings per share-fully diluted                           anti-dilutive
